cm

04003314

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2004 WASH. D.C.

SEC FILE NUMBER
8-39031

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street, Fourth Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Esther J. Verdiger 212-391-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leshkowitz & Company, LLP
(Name – *if individual, state last, first, middle name*)

270 Madison Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Esther J. Verdiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlegate Securities Ltd., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ISAAC SETTON
Notary Public, State of New York
No. 4990447
Qualified in Kings County
Commission Expires Dec. 30, 20 05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

* * * * *

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 AND 2002

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N. Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statements of financial condition of Middlegate Securities Ltd. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
January 15, 2004

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 247,355	$ 523,572
Securities owned, at market value	654,206	425,395
Receivable from clearing broker, net	1,740,495	3,356,850
Loans receivable - affiliates	6,992,323	4,746,664
Prepaid income taxes	-	49,489
Prepaid expenses and other current assets	353,584	535,721
Furniture, equipment, computer software, and leasehold improvements, less accumulated depreciation and amortization of $739,716 and $565,565, respectively	355,535	448,368
Certificate of deposit - restricted	60,000	60,000
Security deposits	4,911	3,750
Total assets	$ 10,408,409	$ 10,149,809

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Securities sold, not yet purchased, at market value	$ -	$ 2,500
Obligations under capital leases	49,251	12,340
Income taxes payable	66,587	-
Retirement plan contributions payable	97,704	80,765
Accrued expenses payable	149,237	171,955
Deferred rent payable	48,642	65,556
Total liabilities	411,421	333,116
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	150,000	150,000
Retained earnings	9,846,988	9,666,693
Total stockholders' equity	9,996,988	9,816,693
Total liabilities and stockholders' equity	$ 10,408,409	$ 10,149,809

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
Revenues:				
Commissions	$	15,992,123	$	15,972,983
Syndications		22,386		24,528
Interest and dividends		1,467,729		516,138
Total revenues		17,482,238		16,513,649
Expenses:				
Employee compensation		9,126,875		6,909,807
Transaction and clearance fees		1,885,594		3,683,207
Charitable contributions		3,453,839		2,924,398
Other operating expenses		1,080,172		1,080,051
Payroll taxes and employee benefits		421,446		379,341
Rent and utilities		270,045		281,795
Retirement plan expense		297,704		280,765
Professional fees		172,739		180,079
Communication and information systems		125,279		149,301
Depreciation and amortization		174,151		126,663
Total expenses		17,007,844		15,995,407
Income before provision for income taxes		474,394		518,242
Provision for income taxes		294,099		361,352
Net income	$	180,295	$	156,890

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2002	$ 150,000	$ 9,906,803	$ 10,056,803
Net income for the year ended December 31, 2002		156,890	156,890
Dividend distributions to stockholders		(397,000)	(397,000)
Balance at January 1, 2003	$ 150,000	$ 9,666,693	$ 9,816,693
Net income for the year ended December 31, 2003		180,295	180,295
Dividend distributions to stockholders		-	-
Balance at December 31, 2003	$ 150,000	$ 9,846,988	$ 9,996,988

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 180,295	$ 156,890
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	174,151	126,663
Deferred rent	(16,914)	(9,046)
Unrealized loss in marketable securities	18,850	26,100
Changes in assets and liabilities:		
Securities owned, at market value	(247,661)	5,171,352
Receivable from clearing broker, net	1,616,355	(3,293,080)
Prepaid expenses and other current assets	182,137	(246,145)
Security deposits	(1,161)	-
Securities sold, not yet purchased, at market value	(2,500)	2,500
Prepaid/income taxes payable	116,076	(189,067)
Retirement plan contributions payable	16,939	(32,397)
Accrued expenses payable	(22,718)	20,764
Net cash provided by operating activities	2,013,849	1,734,534
Cash flows from investing activities:		
Purchase of computer software	-	(123,428)
Purchase of fixed assets	(36,318)	(83,338)
Net cash used in investing activities	(36,318)	(206,766)
Cash flows from financing activities:		
Decrease in due from officers	-	129,358
Net increase in loans receivable - affiliates	(2,245,659)	(1,320,435)
Principal payments under capital lease obligations	(8,089)	(373)
Dividend distributions to stockholders	-	(397,000)
Net cash used in financing activities	(2,253,748)	(1,588,450)
Decrease in cash and cash equivalents	(276,217)	(60,682)
Cash and cash equivalents at beginning of year	523,572	584,254
Cash and cash equivalents at end of year	$ 247,355	$ 523,572

The accompanying notes are an integral part of these financial statements.

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company clears all its customer transactions through a correspondent broker-dealer on a fully disclosed basis.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Securities transactions, as well as related income and expenses, are recorded on a trade date basis.

Income Taxes - Provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Depreciation and Amortization - For financial reporting purposes depreciation on furniture, equipment and computer software is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. For tax reporting purposes fixed assets are being depreciated based on accelerated methods in accordance with provisions of the Internal Revenue Code.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform to the December 31, 2003 presentation.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In

accordance with industry practices and regulatory requirements, the Company and the clearing firm monitor collateral on the customer accounts on a daily basis. (See Note 4)

For the years ended December 31, 2003 and 2002, approximately 50% of revenue was derived from one customer and no other single customer generated more than 10% of revenue.

The Company maintains its cash balances and temporary cash investments with a high credit quality banking institution located in New York City. At times the balances may be in excess of the FDIC insurance.

4) RECEIVABLE FROM CLEARING BROKER:

The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by Pershing LLC, the clearing unit of Donaldson, Lufkin & Jenrette, which clears all the Company's trades. Included in the receivable balance at December 31, 2003 and 2002 is a deposit of $100,350 which is required by Pershing LLC for operating the accounts.

5) LOANS RECEIVABLE - AFFILIATES:

The Company advances funds to various affiliated companies through common ownership. The loans receivable balances from these affiliates were $6,992,323 and $4,746,664 at December 31, 2003 and 2002, respectively. The loans have been personally guaranteed by the shareholders of the Company pro-rata to their stock ownership in the Company. The loans bear interest at 3.15% and 4.2% per annum, respectively.

6) SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

December 31, 2003	Owned	Sold Not Yet Purchased
Municipal bonds	$ 24,000	$ -
Government bonds	5,343	-
Corporate bonds	495,000	-
Corporate stock	129,863	-
	$ 654,206	$ -

December 31, 2002	Owned	Sold Not Yet Purchased
Municipal bonds	$ 95,456	$ -
Government bonds	27,992	-
Corporate stock and warrants	301,947	2,500
	$ 425,395	$ 2,500

7) OBLIGATIONS UNDER CAPITAL LEASES:

Obligations under capital leases at December 31, 2003 consist of the following:

Capital lease obligation on December 18, 2002, for computer software in the principal amount of $12,712 with interest at 18.7%, payable in forty-eight monthly installments of $372 through November 2006	$ 9,985
Capital lease obligation on June 10, 2003, for telecommunications equipment in the principal amount of $45,000 with interest at 11.4%, payable in forty-eight monthly installments of $1,161 through May 2007	39,266
Total obligations under capital leases	$ 49,251

At December 31, 2003 and 2002, property and equipment relating to capital leases was $57,712 and $12,712, respectively. There was no depreciation recorded on the asset under capital lease in 2002. Depreciation of assets recorded under capital leases was $8,428 in 2003.

The following is a schedule of future minimum lease payments as of December 31, 2003:

Year Ending December 31,	Amount
2004	$ 18,396
2005	18,396
2006	18,024
2007	5,804
Total minimum lease payments	60,620
Less: interest portion of payments	11,369
Present value of future minimum lease payments	$ 49,251

8) RETIREMENT PLANS:

During 1993, the Company adopted a profit sharing plan for its eligible employees. In 1995, the Company adopted a money purchase plan. The Company was obligated to contribute 5% of eligible compensation and may, at its discretion, contribute up to an additional 15% of eligible compensation.

Effective January 1, 2003, the Company merged the money purchase plan into the profit sharing plan. The Company may, at its discretion, contribute up to 25% of eligible compensation. The retirement plan expense for the years ended December 31, 2003 and 2002 was $297,703 and $280,765, respectively.

9) COMMITMENTS:

Lease - The Company currently leases its office space under a ten-year operating lease which expires on April 30, 2006. In accordance with the lease terms at inception, the Company issued a letter of credit in the amount of $100,000 to secure its obligations under the lease. In 2001, the required letter of credit amount was reduced to $60,000. The letter of credit is secured by a certificate of deposit of an equal amount. In accordance with SFAS No. 13 - "Accounting for Leases" the total rental payments are being amortized over the lease term on a straight line basis at $11,538 per month over 120 months. Deferred rent payable at December 31, 2003 and 2002 was $48,642 and $65,556, respectively.

In July 2000, the Company entered into a lease for storage space requiring $3,750 as a security deposit. The lease agreement is for the period from July 15, 2000 through July 31, 2008 and provides for an annual base rent of $15,000.

In addition, the Company entered into a lease agreement in August 2001. The lease agreement was for the period from August 6, 2001 through August 31, 2003 and required annual rental payments of $96,000. The lease was not renewed.

The following is a schedule of future minimum lease payments as of December 31, 2003:

Year Ending December 31,	Amount
2004	$ 174,300
2005	174,300
2006	68,100
2007	15,000
2008	8,750
	$ 440,450

Rent expense for the years ended December 31, 2003 and 2002 was $241,075 and $254,154, respectively. The rent expense for 2003 and 2002 was offset by $32,000 and $30,000 in sublease rental income, respectively.

10) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $2,080,417 which was $1,980,417 in excess of its required net capital of $100,000 (See Schedule 1).

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

11) CASH FLOW INFORMATION:

(a) For cash flow reporting purposes, the Company considers all highly liquid temporary cash investments with original maturities of three months or less, to be cash equivalents.

(b) Cash payments for income taxes for the years ended December 31, 2003 and 2002 were $177,973 and $550,419, respectively.

(c) Noncash investing and financing activities:

During the year ended December 31, 2003 and 2002, the Company entered into capital lease obligations of $45,000 and $12,712, respectively.

SUPPLEMENTARY INFORMATION

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

Net capital:		
Total stockholders' equity from statement of financial condition		$ 9,996,988
Deduct: Non-allowable assets from statement of financial condition:		
Loans receivable - affiliates	$ 6,992,323	
Prepaid expenses and other current assets	353,584	
Furniture, equipment, computer software and leasehold improvements, net	355,535	
Certificate of deposit - restricted	60,000	
Security deposits	4,911	7,766,353
Net capital before haircuts		2,230,635
Deduct haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c)):		
Undue concentration	40,790	
Municipical bonds	400	
Corporate stock and warrants	109,028	150,218
Net capital		$ 2,080,417
Aggregate indebtedness:		
Obligation under capital lease	49,251	
Income taxes payable	66,587	
Retirement plan contributions payable	97,704	
Accrued expenses payable	149,237	
Deferred rent payable	48,642	
Total aggregate indebtedness		411,421
Percentage of aggregate indebtedness to net capital		19.78%
Minimum capital required		100,000
Excess of net capital over minimum requirement		$ 1,980,417
Reconciliation with Company's computation (included in part IIA Form X-17A-5 as of December 31, 2003):		
Net capital, as reported in Company's Part IIA Focus report		$ 2,080,418

There are no materal differences between the audited Computation of Net Capital included above and the corresponding schedule i included in the Company's unaudited Form X-17 A-5 Part IIA filing as of December 31, 2003.

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL

LESHKOWITZ & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N. Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.
New York, New York:

In planning and performing our audits of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
January 15, 2004